Exhibit 77c:
Submission of Matters to a Vote of Security Holders


The annual meeting (the "Meeting") of shareholders of Credit Suisse High Yield Bond Fund (the "Fund") was held on February 4, 2005 to vote on the following matter:

(1) To re-elect one Trustee to the Board of Trustees of the Fund.
The results of the votes tabulated at the Meeting are reported below.


Name of Trustee		For		Withheld

Enrique R. Arzac     51,333,927.208	606,770.515